

January 6, 2011

Junfeng Chen
Chief Financial Officer
New Energy Systems Group
116 West 23rd St., 5th Fl.
New York, New York 10011

> **Re: New Energy Systems Group**
> **Form 10-K**
> **Filed April 15, 2010**
> **File No. 000-49715**
> **Form 10-Q filed May 14, 2010, File No. 000-49715**
> **Form 10-Q filed November 15, 2010, File No. 001-34847**

Dear Mr. Chen:

We have reviewed your letter dated December 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Manufacturing and Raw Materials, page 8

1.   When you file the amendment noted in your response to prior comment 5, please ensure the disclosure you amend is consistent with the disclosure you do not intend to change. For example, it appears that the disclosure regarding vendors in 2008 noted in your response is inconsistent with the first paragraph on page F-20.

Item 2. Properties, page 12

2.   Please disclose your response to prior comment 8 in applicable future filings.

Item 5. Market for Registrant's Common Equity . . . , page 13

3.   We will continue to evaluate your response to prior comments 9, 11, 12, 21 and 22 after you file the amendment mentioned in those responses.

Item 7. Management's Discussion and Analysis . . . , page 14

Liquidity and Capital Resources, page 17

4.   Please expand your response to prior comment 12 to provide the information in the "missing graphic reference." In this regard, it is unclear why your response does not address the disclosure differences in the table on page 17 and on page F-5. It is similarly unclear how the loan payable "is now disclosed in the liquidity and capital resources section."

Item 12. Security Ownership . . . , page 25

5.   Please revise your response to prior comment 17 to:

   •   tell us how your disclosure of no beneficial ownership of common stock for Jin Meibin, Ruxiang Pan, and Huoqing Yang is consistent with the information in footnote 3. Also revise the "Total" column, as appropriate; and

   •   clarify the percentage of the class of shares beneficially owned for each class of your voting securities; for example, we note that you do not indicate the percentage of your preferred shares owned by Jin Meibin, Ruxiang Pan, and Huoqing Yang.

Item 13. Certain Relationships and Related Transactions . . . , page 26

6.   Please expand your response to prior comment 18 to clarify the basis upon which Xuemei Fang, Dongrong Xu, and Zaoxian Fang are related persons. Please also file your related party loan agreement as an exhibit.

7.   Please expand your response to prior comment 19 to tell us why you did not disclose your $262,380 unsecured, due on demand, and non-interest bearing advance to the original owners of Anytone International, mentioned in Note 6 on page F-13 of your Form 10-Q for the fiscal quarter ended June 30, 2010, in your disclosure of related party transactions on page 26.

Financial Statements, page 31

Consolidated Balance Sheets, page F-3

8.   Your response to our prior comment 23 did not address why your current presentation of deferred compensation is in accordance with U.S. GAAP. As we requested in our prior comment, please cite the specific applicable U.S. GAAP to support your presentation of

$(2,448,493) of deferred compensation as a decrease in equity.   It appears the guidance at FASB ASC 718 and SAB 107 precludes your current presentation.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

9.   We note that you provided proposed disclosure regarding your revenue recognition policy in response to our prior comment 24. Based on the referenced disclosures it is not apparent how your revenue recognition policy meets *all* four criteria described in SAB Topic 13 (A)(1). Please explain in greater detail how your policy meets each of the four criteria and provide us with any necessary revisions to your proposed future disclosures.

Form 10-Q for the Quarterly Period Ended March 31, 2010

10.   We will continue to evaluate your response to prior comment 29 after you file revised Form 10-Q mentioned in that response.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements, page 3

Consolidated Statements of Cash Flows, page 5

11.   In your response to our prior comment 26 we see you stated that the investment had been financed with a payable, therefore, the payment of this liability is characterized as a financing activity. Please tell us why you did not present the transaction as a noncash activity in the period the debt was issued and present it as an investing activity in the period the debt was paid. Please refer to FASB ASC 230-10-50-3 and FASB ASC 230-10-55-13. Alternatively, tell us why you continue to believe the current presentation is appropriate.

Notes to Consolidated Financial Statements, page 6

Note 14 – Acquisition of Anytone, Newpower and Unaudited Pro Forma Financial Information, page 17

12.   In your response to our prior comment 27 you stated that you had accounted for the acquisition of New Power as having occurred on January 12, 2010, which appears to be the acquisition date. If that is the case, then please remove the disclosure that "for convenience of reporting the acquisition for accounting purposes, December 31, 2009 was designated as the acquisition date" in future filings. Also in this regard, as we

previously requested, please tell us if the prior Newpower shareholders had or have any relationship with the prior shareholders of Anytone.

13.   Refer to our prior comment 28. Please note that FASB ASC 805-30-30-7 states that "The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the <u>acquisition-date fair values</u> of the assets transferred by the acquirer…". Please quantify the difference between the fair value of the shares issued in your Anytone and Newpower acquisitions determined based on the fair value of the shares on the date(s) of their issuance and the values assigned to the share as currently recorded in your financial statements.

Item 9A(T). Controls and Procedures, page 21

14.   We note that you concluded that disclosure controls and procedures and internal control over financial reporting were *effective*. We also note that you identified various weaknesses in your internal controls, including the lack of expertise in U.S. accounting principle among the personnel in the company. Given the aforementioned, please explain how you considered these internal control weaknesses in concluding your disclosure controls and procedures and internal control over financial reporting were effective.

15.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

a) Please tell us how you evaluate and assess internal control over financial reporting:
- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
- Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.

b) Please tell us how you maintain your books and records and prepare your financial statements:
- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC

reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c) Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d) If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

e) If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:
- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

    f) We noted disclosures on page 27 of your 2009 Form 10-K that you do not have a separately created audit committee:
- Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

16. When you respond to this letter, please include the exact written acknowledgements that appear at the end of this letter.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

         Sincerely,

         "for" Jeff Jaramillo
         Accounting Branch Chief